Healthcare Business Resources, Inc.
718 Thompson Lane, Suite 108-273
Nashville, Tennessee 37204

October 1, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Cara Wirth

Re: **Healthcare Business Resources, Inc.**
Registration Statement on Form S-1
File No. 333-239000

Ms. Wirth:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-239000) (the "Registration Statement"), of Healthcare Business Resources, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 5, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please confirm that event with our consultant Joel Arberman of Meraki Partners, LLC by email or telephone.

Sincerely,

/s/ Stephen Epstein
Stephen Epstein
Chief Executive Officer